Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-160259 and 333-163731 on Form S-8 and Registration Statement No. 333-144571 on Form S-3 of our report relating to the consolidated financial statements and financial statement schedules of DynCorp International Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding a change in the Company’s method of accounting for noncontrolling interests in consolidated subsidiaries and the retrospective adjustment of all periods presented in the consolidated financial statements), and our report relating to the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of DynCorp International Inc. for the year ended April 2, 2010.

/s/ Deloitte &Touche LLP

Fort Worth, TX

June 4, 2010